Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim

082-34955

RECEIVED
2008 JUL 21 A 10:25

Date: July 16, 2008
Reference: 802/08

To: The London Stock Exchange

Dear Sir or Madam,

SUPPL

RE: **Immediate Report**

Further to the immediate report issued by Bank Hapoalim B.M. (hereinafter: "the Bank") on 10.12.2007, and to the publications in the press today, the 15.7.2008, the Bank is hereby pleased to advise the following:

The bank is in the advanced stages of negotiations for the conclusion of an agreement for the purchase of more than 75% of the means of control of JSC SDM-Bank (hereinafter: "SDM") at a price which reflects a corporate value of SDM of about 142 million US Dollars, this having occurred after the board of directors of the Bank had approved the conclusion of the transaction on these terms.

SDM is a bank incorporated and operating in Russia and is active in the various areas of banking, through a network of 22 branches in Moscow and in other large cities in Russia, such as St. Petersburg, Rostov-on-Don and Nizhniy Novgorod and a network of about 30 sub-branches spread over Greater Moscow. In addition, the bank has widespread activity in the area of debit cards.

Mr. Anatoly Landsman, one of the shareholders of SDM, is presently the Chairman of its Board of Directors.

At the end of 2007, the assets of SDM totaled about 632 million Dollars, and its equity capital totaled about 59 million Dollars (the data is taken from the audited reports of SDM which were prepared in accordance with International Financial Reporting Standards (IFRS)).

The purchase transaction, if concluded, will be subject to the fulfillment of conditions precedent, among which are obtaining a permit for the purchase from the Governor of the Bank of Israel and obtaining the necessary permits from the competent authorities in Russia.

Yours faithfully,

Bank Hapoalim B.M.

Alberto Garfunkel
Head of International Activity

Ariel Hasson
Head of Emerging Markets Division

dlw 7/21

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

082-34955

2008 JUL 21 A 10:45

Date: July 14, 2008
Reference: 802/08

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730-1970, Bank Hapoalim B.M. (hereinafter: "the Bank") hereby advises that on 14th July, 2008, the Bank received from Isracard Ltd. (hereinafter: "Isracard") (which is a subsidiary company of the Bank) a statement claim and an application for the approval and prosecution thereof as a class action under the Class Actions Law, 5767-2006, which was filed in the District Court of Tel-Aviv-Jaffa against Isracard.

The amount of the class action as specified in the statement of claim is NIS 15 billion.

The cause of action, so the plaintiff alleges, is the forging of the amount of purchase vouchers with respect to a credit card which was being used by his wife as far back as July 1999 and the refusal, at such time, of Isracard to comply with the demand to cancel the debits on account thereof. Thus, the plaintiff alleges, Isracard repudiated its statutory duty.

In the estimation of Isracard, in reliance on the opinion of its legal advisors, neither the application for leave to represent nor the claim itself have any merit.

Yours faithfully,

Bank Hapoalim B.M.

(-) (-)

Ilan Mazur, Advocate
Chief Legal Advisor

Eldad Kahane, Advocate
Head of Central Legal Counselling Division

3-7/18

082-34955

RECEIVED

2008 JUL 21 A 10:25

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Date: July 17, 2008

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank) is pleased to advise, further to the immediate reports issued by the Bank on 10.12.2007 and on 15.7.2008, that on 16.7.2008, at about 17:00, Tarshish - Hapoalim Holdings and Investments Ltd., a wholly owned subsidiary company of the Bank (hereinafter: "Tarshish"), signed an agreement for the purchase of about 78% of the means of control of JSC SDM-Bank (hereinafter: "SDM").

SDM is a bank incorporated and operating in Russia. The sellers are Mr. Anatoly Landsman, who is the Chairman of the Board of Directors of SDM and who was prior to the signing of the agreement the controlling party of SDM, and other shareholders (hereinafter, together, "the Sellers").

In consideration of the purchase, Tarshish will pay to the Sellers a sum of about 111 million US Dollars, an amount which reflects an overall value of the bank of about 142,500,000 US Dollars. The purchase agreement includes the customary representations, indemnity clauses and securities. Along with the purchase agreement, Tarshish has entered into and will enter, in the future, into incidental agreements with the Sellers and with third parties, including various employment and service agreements.

After the completion of the transaction, Mr. Landsman will continue to hold 15% of the means of control of SDM for 5 years and during these years he is supposed to continue acting as its Chairman of the Board of Directors. Moreover, Tarshish has been given a call option and Mr. Anatoly Landsman a put option on the aforesaid remainder of Mr. Landsman's holdings in SDM, at the market price. The options may be exercised after being held for a period of five years.

SDM is active in the various areas of banking, through a network of 22 branches in Moscow and other large cities in Russia, such as St. Petersburg, Rostov-on-Don and Nizhniy Novgorod and a network of about 30 sub-branches spread over Greater Moscow. In addition, the bank has widespread activity in the area of debit cards.

The bank has about 140 thousand customers, of which about 13 thousand are corporate customers.

At the end of 2007, the assets of SDM totaled about 632 million Dollars, and its equity capital totaled about 59 million Dollars.

Following is main financial data about SDM (in millions of Dollars) for the period commencing on 31st December, 2006 and ending on 31st March, 2008:

	12.06	12.07	3.08
Assets	425	632	655
Liabilities	393	573	586
Financing income (net)	21	31	9
Profit before tax	14	18	7
Net profit	11	15	6
Capital	33	59	69

All of the data specified above has been taken from the audited statements of SDM which have been prepared in accordance with International Financial Reporting Standards (IFRS), except for data for the first quarter of 2008 which has been taken from the internal reports of SDM, which are unaudited.

After the completion of the purchase, the Bank will act to assist SDM in the development of activities in the areas of banking for corporate and wholesale customers. Furthermore, the Bank intends to inject additional capital into SDM and to make credit lines available to it in order to support the rapid development of its activities, according to the business requirements as they may be identified from time to time and subject to decisions to be taken in that regard in the future by the Bank.

The completion of the purchase is subject to the fulfillment of the conditions precedent, among which are obtaining a permit for the purchase from the Governor of the Bank of Israel and obtaining the necessary permits from the competent authorities in Russia.

Yours faithfully,

Bank Hapoalim B.M.

(-)
Alberto Garfunkel
Head of International Activity

(-)
Ariel Hasson
Head of Emerging Markets Division

END